March 25, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin L. Vaughn

Re: SPX Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 22, 2013

Amendment 1 to Form 10-K for the Year Ended December 31, 2012

Filed February 25, 2013

File No.: 001-06948

Dear Mr. Vaughn:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, the “Company,” “we” or “our”) to comments on the above-referenced filings provided by the Staff of the U.S. Securities and Exchange Commission by letter dated March 13, 2013.

The Staff’s comments are restated below in bold type, and in each case are followed by the Company’s response:

Amendment 1 to Form 10-K for the Year Ended December 31, 2012

Exhibit 99.1

Independent Auditors’ Report

1.              We note that the independent auditor for EGS Electrical Group, LLC and subsidiaries conducted its audits in accordance with both “generally accepted auditing standards as established by the Auditing Standards Board (United States)” and “the standards of the Public Company Accounting Oversight Board (United States).” As we note that the term “generally accepted auditing standards as established by the Auditing Standards Board (United States)” is not one that is required by AU 508, and to be consistent with the guidance in paragraph 3 of PCAOB Auditing Standard No. 1, please have your auditors remove the reference from its audit report.

Response

EGS Electrical Group, LLC (“EGS”) is a non-issuer, as defined by AICPA professional standards.  We acknowledge the SEC staff’s interpretation that an auditors’ report of a non-issuer, when included in an SEC filing and referenced in the principal auditors’ report of the issuer, should refer to the standards of the PCAOB; however, as the audit was conducted in accordance with both the auditing standards as established by the Auditing Standards Board (“ U.S. GAAS”) and the standards of the PCAOB, we believe the auditors’ report as filed does not mislead investors by including a reference to both standards.  The auditor of EGS is willing to modify its report in future filings to exclude the reference to U.S. GAAS.

Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page 54

Note 5. Information on Reportable Segments and Other Operating Segments, page 65

2.              We note you disclosed that you aggregate certain of your operating segments into two reportable segments, Flow Technology and Thermal Equipment and Services. We further note you indicated that your remaining operating segments do not meet the required quantitative threshold criteria and have been combined within an “All Other”

category, which you refer to and have presented as “Industrial Products and Services.” Tell us and revise future filings to clarify why you have combined, named and presented your operating segments that do not meet the FASB Accounting Standards Codification Topic 280 quantitative threshold criteria for separate disclosure as “Industrial Products and Services”. Tell us the approximate number of operating segments combined in this “All Other” segment category. Also, tell us whether any of the combined segments presented within “Industrial Products and Services” represent a significant percentage of the category’s amounts disclosed in accordance with paragraph 280-10-50-15 of the FASB Accounting Standards Codification.

Response

Our “All Other” category is composed of eight operating segments.  Prior to 2012, we included two of these operating segments (the fare-collection systems and portable cable and pipe locators operating segments) within our Test and Measurement reportable segment, while the other six operating segments were aggregated and reported as our Industrial Products and Services reportable segment.  Beginning in the first quarter of 2012, and as a result of our decision to dispose of and begin accounting for our Service Solutions business (the largest operating segment within the Test and Measurement reportable segment) as a discontinued operation, we no longer reported the remaining two operating segments of the Test and Measurement segment as a separate reportable segment, as the financial results of these two operating segments had not been, and are not expected to be, material to our consolidated financial results.  The following table illustrates the changes made to our segment reporting structure in 2012:

Although Industrial Products and Services is no longer identified as a reportable segment, we have continued to refer to and present our “All Other” category of operating segments as Industrial Products and Services in our Forms 10-Q and 10-K as well as in other information provided to the investment community.  We believe the description of this category is helpful to the users of our financial statements as it (i) provides historical consistency in the terminology we use to identify the majority of these operating segments and (ii) further emphasizes that the majority of these operating segments serve industrial end-markets.  In the future, we will revise our disclosures to (a) refer to our “All Other” category as “Industrial Products and Services and Other” and (b) clarify the basis for identifying and presenting the eight operating segments in this manner.

As disclosed in our 2012 Form 10-K, none of the operating segments within our “All Other” category meets the quantitative thresholds of paragraph 280-10-50-12 of the FASB Accounting Standards Codification (“ASC”) (i.e., revenues, income/loss, and assets for each of the eight operating segments is less than 10 percent of the respective total amounts of our reportable and other operating segments for all periods presented) and, thus, these operating segments have not been presented as reportable segments.  Specifically, revenue, income/loss and assets for each of the eight operating segments is no more than six (6) percent of the respective total amounts of our reportable and other operating segments for each of the three years in the period ended December 31, 2012.  In addition, the aggregate external revenue reported in our Flow Technology and Thermal Equipment and Services reportable segments constituted greater than 75 percent of our consolidated revenue for each of the three years in the period ended December 31, 2012, affirming that the remaining eight operating segments can be combined and presented in an “All Other” category in accordance with ASC 280-10-50-14.  Of the operating segments in our “All Other” category, none of them accounted for more than 44 percent of the total revenue, income or assets for the “All Other” category during any of the three years in the period ended December 31, 2012.  Furthermore, for the periods presented, only one of these operating segments had revenues and assets in excess of 30 percent of the respective totals for the “All Other” category, while none of these operating segments had income/loss in excess of 30 percent of the total for the “All Other” category.  Accordingly, we believe our presentation of the eight operating segments within our “All Other” category is in accordance with ASC 280-10-50-15.

*******

In connection with this response, we acknowledge the following:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (704) 752-4478 or via e-mail at jeremy.smeltser@spx.com.

Very truly yours,

/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Vice President and Chief Financial Officer

cc:	Tara Harkins
Jay Webb